SUB-ITEM 77C
                 MATTERS SUBMITTED TO A VOTE OF SECUTITY HOLDERS

                SELIGMAN NEW TECHNOLOGIES FUND, INC. (the "Fund")


PROXY RESULTS

Stockholders of the Fund considered and approved the following proposals at a Special Meeting of Stockholders held on February 25, 2004 at the offices of the Fund. Tabulations of the votes received on each of the proposals appear below.

Proposal 1
Approval of the liquidation and dissolution of the Fund in accordance with the Plan of Complete Liquidation and Dissolution.

                  For         Against          Abstain

         7,809,691.755     968,995.578      199,810.654

Proposal 2
Approval of the elimination of the Fund's fundamental investment policy of making quarterly repurchase offers for its Common Stock.

                  For         Against          Abstain

         7,915,380.956     870,192.249      192,924.782